SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 1)*

RE/MAX Holdings, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

75524W108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 75524W108	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Magnolia Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,371,051
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,371,051
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,371,051
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.0%
12	TYPE OF REPORTING PERSON PN

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CUSIP NO. 75524W108	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Magnolia Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,371,051
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,371,051
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,371,051
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.0%
12	TYPE OF REPORTING PERSON IA

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CUSIP NO. 75524W108	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Adam K. Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,371,051
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,371,051
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,371,051
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.0%
12	TYPE OF REPORTING PERSON IN

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CUSIP NO. 75524W108	13G	Page 5 of 8 Pages

Item 1.	(a)	Name of Issuer:

RE/MAX Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5075 South Syracuse Street

Denver, Colorado 80237

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by Magnolia Capital Fund, LP (“MCF”), The Magnolia Group, LLC (“TMG”), a registered investment adviser, and Adam K. Peterson (each a “Reporting Person” and, collectively, the “Reporting Persons”) with with respect to shares of Class A Common Stock, par value $0.0001 per share of the Issuer (the "Class A Common Stock") owned directly by MCF.

TMG is the general partner of MCF. Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Common Stock held by MCF and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by MCF. TMG and Mr. Peterson disclaim beneficial ownership of the Common Stock.

(b)	Address of Principal Business Office or, if None, Residence:

1601 Dodge Street, Suite 3300

Omaha, Nebraska 68102

(c)	Citizenship:

MCF is a Delaware limited partnership. TMG is an Oklahoma limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

(d)	Title of Class of Securities:

Class A Common Stock, Par Value $0.0001 per share

(e)	CUSIP Number:

75524W108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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CUSIP NO. 75524W108	13G	Page 6 of 8 Pages

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

Mr. Peterson may be deemed the beneficial owner of 2,371,051 shares of Class A Common Stock held for the account of MCF.

TMG may be deemed the beneficial owner of 2,371,051 shares of Class A Common Stock held for the account of MCF.

MCF may be deemed the beneficial owner of 2,371,051 shares of Class A Common Stock that it holds.

(b)	Percent of class:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated into this Item 4(b) for each such Reporting Person. The percentages reported herein have been determined by dividing the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons by 18,245,418 the number of shares of Class A Common Stock outstanding as of October 28, 2022, as reported on the 10-Q filed by the Issuer on November 3, 2022, with the Securities and Exchange Commission.

(c)	Number of shares as to which the person has:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

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CUSIP NO. 75524W108	13G	Page 7 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

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CUSIP NO. 75524W108	13G	Page 8 of 8 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC General Partner

By:	/s/Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	February 14, 2023

The Magnolia Group, LLC

By:	The Magnolia Group, LLC

By:	/s/Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	February 14, 2023

Adam K. Peterson

By:	/s/Adam K. Peterson
Name:	Adam K. Peterson

Date:	February 14, 2023

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CUSIP NO. 75524W108	13G

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of February 14, 2023, by and between Magnolia Capital Fund, LP, The Magnolia Group, LLC, and Adam K. Peterson.

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